                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (AMENDMENT NO. 4)


                        ASSOCIATED MATERIALS INCORPORATED
                                (Name of Issuer)





                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)


                                   045709 10 2
                                 (CUSIP Number)


                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of this Statement)



           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [X] Rule 13d-1(d)


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========================                               =========================
 CUSIP NO.  045709 10 2               13G               PAGE 2 OF 7 PAGES
================================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     WILLIAM W. WINSPEAR
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.

--------------------------------------------------------------------------------
                                                5     SOLE VOTING POWER
                 NUMBER OF
                   SHARES                                1,681,025
                BENEFICIALLY
                  OWNED BY
                    EACH
                  REPORTING
                   PERSON
                    WITH
                                              ----------------------------------
                                                6     SHARED VOTING POWER

                                                         -0-
                                              ----------------------------------
                                                7     SOLE DISPOSITIVE POWER

                                                         3,097,242
                                              ----------------------------------
                                                8     SHARED DISPOSITIVE POWER

                                                         -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,097,242
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             45.8%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

             IN
================================================================================
         *SEE INSTRUCTIONS BEFORE FILLING OUT

========================                               =========================
 CUSIP NO.  045709 10 2               13G               PAGE 3 OF 7 PAGES
================================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   WINSPEAR FAMILY LIMITED PARTNERSHIP, A TEXAS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   TEXAS

--------------------------------------------------------------------------------
                                                5     SOLE VOTING POWER
                 NUMBER OF
                   SHARES                                77,024
                BENEFICIALLY
                  OWNED BY
                    EACH
                  REPORTING
                   PERSON
                    WITH
                                              ----------------------------------
                                                6     SHARED VOTING POWER

                                                         -0-
                                              ----------------------------------
                                                7     SOLE DISPOSITIVE POWER

                                                         2,911,165
                                              ----------------------------------
                                                8     SHARED DISPOSITIVE POWER

                                                         -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,911,165
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             43.0%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

             PN
================================================================================
         *SEE INSTRUCTIONS BEFORE FILLING OUT

========================                               =========================
 CUSIP NO.  045709 10 2               13G               PAGE 4 OF 7 PAGES
================================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   WINSPEAR FAMILY INVESTMENTS, LTD., A TEXAS LIMITED
                   PARTNERSHIP
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA

--------------------------------------------------------------------------------
                                                5     SOLE VOTING POWER
                 NUMBER OF
                   SHARES                                990
                BENEFICIALLY
                  OWNED BY
                    EACH
                  REPORTING
                   PERSON
                    WITH
                                              ----------------------------------
                                                6     SHARED VOTING POWER

                                                         -0-
                                              ----------------------------------
                                                7     SOLE DISPOSITIVE POWER

                                                         100,000
                                              ----------------------------------
                                                8     SHARED DISPOSITIVE POWER

                                                         -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100,000
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.5%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

             PN
================================================================================
         *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1(a).    NAME OF ISSUER:

              Associated Materials Incorporated

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              2200 Ross Avenue, Suite 4100 East
              Dallas, Texas 75201

ITEM 2(a).    NAME OF PERSON FILING:

              William W. Winspear
              Winspear Family Limited Partnership, a Texas limited partnership Winspear Family Investments, Ltd., a Texas limited partnership

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              2200 Ross Avenue, Suite 4100 East
              Dallas, Texas 75201

ITEM 2(c).    CITIZENSHIP:

              William W. Winspear -- U.S.A.
              Winspear Family Limited Partnership -- Texas
              Winspear Family Investments, Ltd. -- Texas

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.0025 per share

ITEM 2(e).    CUSIP NUMBER:

              045709 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.           OWNERSHIP:

                  The Winspear Family Limited Partnership ("WFLP") holds 2,911,165 shares of common stock, par value $.0025 per share ("AMI Common Stock"), of Associated Materials Incorporated ("AMI"). The partnership agreement governing WFLP provides that the partners of WFLP have pass-through voting rights with respect to the shares of AMI Common Stock held by WFLP. The general partner of WFLP is The Winspear FLP Revocable Trust (the "Winspear Trust"). William W. Winspear is the sole trustee of the Winspear Trust and in such capacity (i) may be deemed to beneficially own all of the shares AMI Common Stock held by WFLP, (ii) has the power to vote 77,024 shares of AMI Common Stock held by WFLP and (iii) has the power to dispose of all of the shares of AMI Common Stock held by WFLP. In addition, Mr. Winspear is a limited partner of WFLP and in that capacity has the power to vote 787,185 shares of AMI Common Stock. Winspear Family Investments, Ltd. ("WFI") beneficially owns 100,000 shares of AMI Common Stock. The partnership agreement governing WFI provides that the partners of WFI have pass-through voting rights with respect to the shares of AMI Common Stock held by WFI. William W. Winspear is the managing general partner of WFI and in that capacity (i) may be deemed to beneficially own all of the shares of AMI Common Stock held by WFI, (ii) has the power to vote 990 shares of AMI Common Stock held by WFI and (iii) has the power to dispose of all of the shares of AMI Common Stock held by WFI. The Margot Macleod Winspear Revocable Trust ("MMWRT"), is a limited partner of WFLP and a partner of WFI. William W. Winspear is the sole trustee of MMWRT and in that capacity has the power to vote 751,458 shares of AMI Common Stock and has the power to dispose of 21,709 shares of AMI Common Stock. Mr. Winspear beneficially owns an additional 64,368 shares of AMI Common Stock, for which he has sole voting and dispositive power.

                  (a)      Amount beneficially owned:  3,097,242

                  (b)      Percent of Class:  45.8%

                  (c)      Number of Shares as to which such persons have:

                           (i)      Sole power to vote or direct the vote:
                                    1,681,025

                           (ii)     Shared power to vote or direct the vote: -0-

                           (iii) Sole power to dispose or to direct the disposition of: 3,097,242

                           (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.


                                       6
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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 6, 2002
                                        /s/ William W. Winspear
                                        ----------------------------------------
                                        William W. Winspear



Dated:    February 6, 2002           WINSPEAR FAMILY LIMITED PARTNERSHIP




                                     By:  /s/ William W. Winspear
                                        ----------------------------------------
                                        William W. Winspear, Trustee of The
                                        Winspear FLP Revocable Trust, the
                                        General Partner of the Winspear Family
                                        Limited Partnership



Dated:    February 6, 2002           WINSPEAR FAMILY INVESTMENTS, LTD.




                                     By:  /s/ William W. Winspear
                                        ----------------------------------------
                                        William W. Winspear, Managing General
                                        Partner


                                       7